EXHIBIT 20.1


LETTER TO THE SHAREHOLDERS
THIRD QUARTER REPORT
FISCAL 2001

To Our Shareholders:

         The results of the most recently completed quarter reflect market trends that we have reported earlier this fiscal year. As a result of decreased demand in the truck and construction markets and increasingly competitive markets, we have seen a downturn in income. However, we are responding to these market trends with quick and decisive actions.

         Revenues for the third quarter of our 2001 fiscal year were $176.4 million, compared to the $165.5 million reported for the same period in fiscal 2000. For the nine-month period ended October 31, 2000, total revenues were $545.8 million, compared to the $523.3 million reported for the first nine months of fiscal 2000.

         For the quarter, we had a net loss of $4.2 million, or $(0.32) per share, compared to net income of $2.3 million, or $0. 18 per share for the same period a year ago. For the nine months ended October 31, 2000, our net loss totaled $4.6 million, or $(0.35) per share, compared to net income of $8.3 million, or $0.63 per share for the first three quarters of fiscal 2000.

         We are taking aggressive action to improve efficiencies and return to profitability. The steps that we have taken to date include an organization-wide redeployment of human resources. As a result of these steps, we have reduced our work force by over 5 percent and will realize annual savings of $3 to $4 million.


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         In addition, we have realized a $24 million reduction in inventories over last year. This is critical in light of reduced market demand and industry-wide depressed truck valuations. The quarter's losses reflect about $5 million lower gross margins from declining values of certain inventories as they have been sold. Recently we have also implemented the new "RDO Way of Selling" process across 90% of our locations. We expect to leverage this process for continued market share gains in Construction and Ag, where we've achieved gains of two to four percentage points.

         On a positive note, our Midwest agricultural operations continue to see significant improvement with increased profitability through the first nine months of fiscal 2001. This sector has been under pressure for a number of years and it's good to see it continue to strengthen. Our strong performance in Ag, combined with the steps we've taken to restructure our dealership network will enhance the value of our franchise and enable us to ensure continued growth in our profitable business segments.

                  As always, thank you for your continuing interest and support.

Sincerely,


/s/ Ronald D. Offutt

Ronald D. Offutt
Founder, Chairman and Chief Executive Officer